United States
               Securities and Exchange Commission
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
       (Amendment No. 8/ Restated for first EDGAR filing)

                    Capital Associates, Inc.
                        (Name of Issuer)

                 Common Stock, $0.016 par value
                 (Title of Class of Securities)

                        205-105-139-73010
                         (CUSIP Number)

     William H. Buckland, 8180 Greensboro Drive, Suite 1000,
                McLean, VA 22102  (703) 847-6595
     Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

January 24, 1995 and January 6, 1998 (Restated since June 2, 1994)
      Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box - N.A.

Check the following box if a fee is being paid with the statement
- N.A.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Name of Reporting Person

        MCC Financial Corporation
2  Check the Appropriate Box if a Member of a Group

        N.A.
3  SEC Use Only


4  Source of Funds

        BK, OO
5  Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

        N.A.
6  Citizenship or Place of Organization

        Delaware
7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

               2,833,369
8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power


9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

               2,833,369
10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power


11 Aggregate Amount Beneficially Owned by Each Reporting Person

        2,833,369
12 Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares

        N.A.
13 Percent of Class Represented by Amount in Row (11)

        56%
14 Type of Reporting Person

        CO

1  Name of Reporting Person

        William H. Buckland
2  Check the Appropriate Box if a Member of a Group

        N.A.
3  SEC Use Only


4  Source of Funds

        BK, AF
5  Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

        N.A.
6  Citizenship or Place of Organization

        U.S.
7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power


8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

        2,833,369
9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power


10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

        2,833,369
11 Aggregate Amount Beneficially Owned by Each Reporting Person

        2,833,369
12 Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares

        N.A.
13 Percent of Class Represented by Amount in Row (11)

        56%
14 Type of Reporting Person

        IN

1  Name of Reporting Person

        James D. Walker
2  Check the Appropriate Box if a Member of a Group

        N.A.
3  SEC Use Only


4  Source of Funds

        BK, AF
5  Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

        N.A.
6  Citizenship or Place of Organization

        U.S.
7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power


8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

        2,833,369
9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power


10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

        2,833,369
11 Aggregate Amount Beneficially Owned by Each Reporting Person

        2,833,369
12 Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares

        N.A.
13 Percent of Class Represented by Amount in Row (11)

        56%
14 Type of Reporting Person

        IN

Item 1.  Security and Issuer

     This Statement constitutes Amendment No. 8 to Schedule 13D dated June 2, 1994 ("Initial Statement"), filed jointly by MCC Financial Corporation ("MCC"), William H. Buckland and James D. Walker, respecting the common stock, $.016 par value ("Common Stock"), of Capital Associates, Inc. ("Issuer"). The current address of the Company's principal executive office is 7175 West Jefferson Avenue, Lakewood, Colorado 80235. This Statement also contains an amendment and restatement of all Schedule 13D filings filed on behalf of the above-referenced reporting persons from and including the Initial Statement to this Amendment No. 8.

Item 2.  Identity and Background

     This Schedule 13D is filed jointly on behalf of MCC
Financial Corporation ("MCC"), William H. Buckland and James D.
Walker.

     MCC is a Delaware corporation whose principal business is the operating equipment lease business. The address of its principal business and principal office is 8180 Greensboro Drive, Suite 1000, McLean, Virginia 22102. MCC is a private company, 50% owned by Mr. Buckland and 50% owned by Mr. Walker. The directors and executive officers of MCC are (1) Mr. Buckland, who serves as Director, Chairman, Secretary and Treasurer; and (2) Mr. Walker, who serves as President and Chief Executive Officer.

     Mr. Buckland's business address is 8180 Greensboro Drive,
Suite 1000, McLean, Virginia 22102. His present principal occupation or employment is as a director and officer of MCC.

     Mr. Walker's business address is 8180 Greensboro Drive,
Suite 1000, McLean, Virginia 22102. His present principal occupation or employment is as a director and officer of MCC.

     Neither MCC, Mr. Buckland nor Mr. Walker has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Messrs. Buckland and Walker are both U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented as follows:

          The amount of funds used by MCC to purchase 150,000 pre-reverse stock split (75,000 post-reverse stock split) shares of Common Stock of the Issuer on January 24, 1995 was $150,000. The amount of funds used by MCC to purchase 257,500 post-reverse stock split shares of Common Stock of the Issuer on January 6, 1998 was $1,035,515. All funds were obtained from a revolving line of credit with NationsBank N.A. that is secured by existing assets and leases of MCC. A copy of the credit agreement was attached to the Initial Statement as Exhibit 2.

Item 4.  Purpose of Transaction

     Item 4(a) is hereby amended and supplemented as follows:

          MCC has acquired and may in the future acquire, shares of Common Stock for the purpose of holding a long-term investment in the Issuer. MCC intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities market and general economic and industry conditions. Based on such evaluation and review, MCC will continue to consider various investment options. Such actions may include the purchase of additional shares of Common Stock. The foregoing actions may be taken by MCC alone or in concert with others.

MCC acquired its first shares of Common Stock in the Issuer through a private transaction on June 2, 1994 wherein MCC purchased 1,166,082 post-reverse stock split shares for $2,798,598. The Initial Statement was filed to cover this transaction. Subsequent amendments to the Initial Statement have been manually filed on the dates indicated below for the related transactions:


                                        No. of Post-
  Amendment    Date of Transaction         Reverse           Total
                                         Stock Split        Price
                                           Shares
      1      October 7, 10, 14, 1994        57,417          $109,990
      2         November 17, 1994           40,000           $80,000
      3           March 6, 1995             70,500          $119,850
      4           March 28, 1995           114,250          $194,225
      5         November 10, 1995           65,120          $214,896
      6          January 9, 1996           550,000        $1,815,000
      7          January 8, 1997           437,500        $1,618,750

          The 257,500 post-reverse stock split shares referenced in Item 3 along with the shares acquired as referenced in amendments 6 and 7 were purchased pursuant to agreements executed on November 10, 1995, between MCC and Gary M. Jacobs and Jack M. Durliat, two of the Issuer's largest shareholders. Pursuant to these agreements, MCC acquired 65,120 shares of Common Stock for a purchase price of $3.30 per share for an aggregate amount of $214,896. In addition, MCC acquired the right to purchase an additional 1,245,000 shares of Common Stock in the future for an aggregate purchase price of approximately $4.5 million.

     Items 4(b) through 4(j) are restated as follows:

          In addition to Item 4(a), except as noted herein, neither MCC, Mr. Buckland nor Mr. Walker has any present plans or proposals which relate to or would result in:

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that in connection with MCC's acquisition of shares, the Board of Directors of the Company appointed an affiliate of MCC as a member of the Board to fill a vacancy);

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws, or instructions corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
          Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     Item 5(a) is hereby amended and supplemented as follows:

          As of close of business on January 6, 1998, MCC beneficially owned a total of 2,833,369 shares of Common Stock constituting 56% of the shares of Common Stock outstanding calculated after giving effect to the Issuer's one-for-two reverse stock split. The determination of the percentage of shares beneficially owned is based on information supplied by the Issuer, to the effect that 5,077,162 (after the stock split) shares of Common Stock were outstanding as of January 6, 1998.

          As 50% owners of MCC sharing authority with respect to the voting and disposition of securities owned by MCC, Messrs. Buckland and Walker each indirectly beneficially owned, as of November 10, 1995, the 2,833,369 shares of Common Stock held by or beneficially owned by MCC constituting 56% of the shares of Common Stock outstanding.

     Item 5(b):

          MCC has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock that it beneficially owns. Messrs. Buckland and Walker, as the owners of MCC, share the power to vote or to direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock held by MCC.

     Item 5(c) is hereby amended and supplemented as follows:

          Since the most recent filing of Schedule 13D on February 10, 1997, the following transaction has been effectuated:

          Pursuant to agreements executed on November 10, 1995, with several private investors, MCC purchased on January 6, 1998, 257,500 shares of Common Stock for $1,035,150. In addition, MCC inadvertently failed to amend Schedule 13D for a purchase on January 24, 1995 of 150,000 pre-reverse stock split (75,000 post-reverse stock split) shares of Common Stock for $150,000.

     Item 5(d):

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     Item 5(e):

          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships among the persons listed in Item 2 or between them and any other person with respect to any securities of the Company.

Item 7.   Material Field as Exhibits

     The following relevant documents were attached as exhibits to the Initial Statement, filed on June 2, 1994:

     1.   Joint Filing Agreement among MCC, Mr. Buckland and Mr.
Walker.

     2. Letter Agreement between MCC and NationsBank of Virginia, N.A. covering, among other things, the financing of the purchase of stock in Capital Associates, Inc. by MCC (followed by copies of the Amended and Restated Credit Agreement dated as of March 1, 1991 between MCC and Sovran Bank, N.A., and the First Amendment thereto dated as of October 14, 1991, which are incorporated by reference in the Letter Agreement).

     The following relevant documents were attached as exhibits to Amendment No. 5, filed on November 6, 1996:

     1.   Stock Purchase Agreement by and between MCC and Gary M.
     Jacobs and Jack M. Durliat, dated November 10, 1995, relating to the sale of 130,240 (65,120 after the stock split) shares of Common Stock, together with accompanying exhibits.

     2.   Stock Purchase Agreement by and between MCC and Gary M.
     Jacobs and Jack M. Durliat, dated November 10, 1995, relating to the sale of 1,100,000 (550,000 after the stock split) shares of Common Stock, together with accompanying exhibits.

     3.   Stock Purchase Agreement by and between MCC and Gary M.
     Jacobs and Jack M. Durliat, dated November 10, 1995, relating to the sale of 875,000 (437,500 after the stock split) shares of Common Stock, together with accompanying exhibits.

     4.   Stock Purchase Agreement by and between MCC and Gary M.
     Jacobs and Jack M. Durliat, dated November 10, 1995, relating to the sale of 515,000 (257,500 after the stock split) shares of Common Stock, together with accompanying exhibits.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 20, 1998

                              MCC FINANCIAL CORPORATION


                              By:  /s/ William H. Buckland
                                   William H. Buckland
                                   Chairman

                              William H. Buckland

                              /s/ William H. Buckland


                              James D. Walker

                              /s/ James D. Walker